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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steven D. Chang Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Kelleran Street
(No. and Street)

Houlton (City) | Maine (State) | 04730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Collum | (207) 532-1185 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 3 1 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chester M. Kearney, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

PO Box 744 (Address) | Houlton (City) | Maine (State) | 04730 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 8 2008
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Michael Collum______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Steven D. Chang Group, Inc.______________________________, as of ___December 31____________________, 2007 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______Not Applicable______________________________

Signature

President

Title

Sarah R. Graham

Notary Public- Sarah R. Graham, My Commission expires January 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN D. CHANG GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Chester M. Kearney, Certified Public Accountants

TABLE OF CONTENTS

Chester M. Kearney
Certified Public Accountants

4 North Street, Houlton, Maine 04730-0744
207-532-4271 Fax 207-532-4589

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA
Chad E. Bartley, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Steven D. Chang Group, Inc.

We have audited the accompanying statements of financial position of Steven D. Chang Group, Inc. (an S corporation) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steven D. Chang Group, Inc. at December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chester M. Kearney

Houlton, Maine
January 21, 2008

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	45,071	13,382
	45,071	13,382

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 1,000 shares, issued 1,000 shares	1,000	1,000
Additional paid-in capital	9,512	9,512
Retained earnings	34,559	2,870
	45,071	13,382
	45,071	13,382

See note to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	21,301	15,888
NASD Special member payment	35,000	
	56,301	15,888
EXPENSES		
Representative commissions	3,446	2,208
Dues and fees	877	800
Professional services	1,375	1,375
Office expense	523	599
Taxes and licenses	85	
Telephone	1,100	750
Insurance	368	368
Donations	102	325
	7,876	6,425
NET INCOME	48,425	9,463

See note to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common		Additional Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance at December 31, 2005	1,000	1,000	9,512	4,397	14,909
Net income				9,463	9,463
Dividend distributions				(10,990)	(10,990)
Balance at December 31, 2006	1,000	1,000	9,512	2,870	13,382
Net income				48,425	48,425
Dividend distributions				(16,736)	(16,736)
Balance at December 31, 2007	1,000	1,000	9,512	34,559	45,071

See note to financial statements

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions and special member payments received	56,301	15,888
Cash paid to suppliers and employees	(7,876)	(6,425)
Net cash provided by operating activities	48,425	9,463
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(16,736)	(10,990)
Net cash used in financing activities	(16,736)	(10,990)
NET INCREASE (DECREASE) IN CASH	31,689	(1,527)
CASH AT BEGINNING OF YEAR	13,382	14,909
CASH AT END OF YEAR	45,071	13,382
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	48,425	9,463
Adjustments to reconcile net income to net cash provided by operating activities	None	None
NET CASH PROVIDED BY OPERATING ACTIVITIES	48,425	9,463

See note to financial statements

NOTES TO FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly small and middle-market businesses and middle-income individuals.

As the Company sells mutual funds solely by subscription, the Company claims an exemption from SEC Rule 15c3-3.

The Company has elected to be taxed as an S corporation effective March 30, 2000. Under the provisions of Subchapter S of the Internal Revenue Code, earnings are taxable directly to the shareholders.

For the purpose of the statement of cash flows, the Company considers all unrestricted, highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) NASD SPECIAL MEMBER PAYMENT

Upon the consolidation of NASD and NYSE Member Regulation, a one-time, special payment of $35,000 was made.

SUPPLEMENTARY SCHEDULE/REPORT

STEVEN D. CHANG GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Net Capital	
Total stockholders' equity	45,071
Net capital	45,071
Computation of basic net capital requirement	
Minimum net capital required	
Company	5,000

There is no material difference between the computation reported on the broker dealer's unaudited filing of Part II or Part IIA of the FOCUS report and the audited computations as shown above.

Chester M. Kearney
Certified Public Accountants

4 North Street, Houlton, Maine 04730-0744
207-532-4271 Fax 207-532-4589

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA
Chad E. Bartley, CPA

Board of Directors
Steven D. Chang Group, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Steven D. Chang Group, Inc., for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chester M. Kearney

Houlton, Maine
January 21, 2008

END